September 15, 2011

Nomura Partners Funds, Inc.

c/o State Street Bank and Trust Company

CPF-0326

4 Copley Place, 5th Floor

Boston, MA 02116

Attention: Douglas J. Azar

Re:	Cost Basis Reporting—Shareholder Solicitation

Dear Mr. Azar:

As you know, Boston Financial Data Services, Inc. (“Boston Financial”) and Nomura Partners Funds, Inc. (“Nomura”) on behalf of each of its series severally and not jointly (the “Funds”) are parties to a Transfer Agency and Service Agreement dated September 28, 2007, as amended (the “TA Agreement”) under which Boston Financial, provides certain transfer agency and related services to the Funds.

In connection with the cost basis reporting regulations approved by the U.S. Department of Treasury, Internal Revenue Service, on October 1, 2010, as modified by subsequent notices, and published guidance (the “Regulations”), Nomura has requested and Boston Financial has agreed to assist the Funds with a one-time notification and solicitation of the Funds’ shareholders in connection with the Regulations. The parties hereby agree that the terms of the TA Agreement shall apply to these services to the extent applicable.

Cost Basis Services:

Nomura has instructed Boston Financial to take the following actions:

1.	Provide a project management resource.
2.	Outline system requirements.
3.	Provide facilities to house communication/operations center including equipment and communication capability.
4.	Extraction of select account data for impacted accounts.
5.	Produce notification and solicitation package from Template Material.
6.	Print and mail notification and solicitation package to Shareholders one time.
7.	Receive, process and record all returned solicitations and other correspondence from Shareholders.
8.	Receive and process items returned by post office including tracking and re-mailing of such returned items where applicable.
9.	Provide a customer care center, including a toll-free phone number, for Shareholder inquiries (or from party representing Shareholder) regarding the notification and solicitation package.
10.	Record telephone conversations between Shareholders and the customer care center representatives.

11.	Respond to Shareholder inquiries using Template Material.[1]
12.	Review and resolve rejected returned documents.
13.	Provide access to a general customer care informational website for Shareholder education, which will include frequently asked questions and answers regarding the new cost basis regulations and important links.
14.	Provide standard reporting to Client.

The estimated duration of the Cost Basis Services is approximately 4 months.

In connection with carrying out the Cost Basis Services, Nomura agrees to pay Boston Financial the following fees and charges :

Fee for Event:	$1.35 per Shareholder Account*

*Note: Minimum service fee of $18,000 applies (aggregate for all series).

A Shareholder Account is defined as an account: (1) that is non-fiduciary, (2) whose status is open and has a share balance greater than zero, (3) that is not a Matrix Level 3 account, and (4) whose fund type associated with the account is not a money market (unless the account belongs to a corporate shareholder).

Other:	Postage charges incurred by Boston Financial will be reimbursed by Nomura. Any other reimbursable expenses to be incurred by Boston Financial shall be pre-approved by Nomura.

Sincerely,

BOSTON FINANCIAL DATA SERVICES, INC.

By:	/s/ Madeline FitzGerald
Madeline FitzGerald
Vice President

Acknowledged and Accepted:

NOMURA PARTNERS FUNDS, INC., on behalf of each of its

Series severally and not jointly

By:	/s/ J. Douglas Azar

[1]

Boston Financial will provide Nomura with the Template Material, including notices, solicitation forms, correspondences, scripts and question and answers prepared by Boston Financial, for its review and approval. If Nomura requests changes to the Template Material, the parties shall mutually agree on such additional fees or reimbursable expenses as may be charged in connection with such changes.